EXHIBIT 5

Hartree Partners, LP

1185 Avenue of the Americas, 9th Floor

New York, NY USA 10036

January 11, 2022

Board of Directors

Sprague Resources GP LLC

185 International Drive

Portsmouth, New Hampshire 03801

Re:	Proposal to Acquire All Outstanding Publicly Held Common Units Representing Limited Partner

Interests in Sprague Resources LP

Ladies and Gentlemen:

On behalf of Hartree Partners, LP (“Hartree”), I am pleased to submit to you this proposal (the “Proposal”) pursuant to which Hartree or certain of its affiliates would acquire for cash all of the outstanding common units representing limited partner interests (“Common Units”) of Sprague Resources LP (“Sprague LP”) not already beneficially owned by Hartree (the “Transaction”), at a price of $16.50 per Common Unit, subject to the negotiation of satisfactory definitive agreements and the other matters described below.

As you are aware, Hartree owns, through its wholly owned subsidiary, Sprague HP Holdings, LLC, (i) 19,548,849 Common Units, representing 74.5% of the limited partnership interest in Sprague LP (based on the number of outstanding Common Units reported by Sprague LP in its Quarterly Report on Form 10-Q filed with the SEC on November 4, 2021) and (ii) 100% of the outstanding incentive distribution rights of Sprague LP. In addition, Hartree owns 100% of the non-economic general partner interests in Sprague LP through its indirect wholly owned subsidiary, Sprague Resources GP LLC, the general partner of Sprague LP (“Sprague GP”).

Proposal

The proposed consideration represents:

•

A 10.6% premium to the closing price of the Common Units on January 10, 2022, and more importantly, a 13.9% premium to the closing price of the Common Units on January 10, 2022 on an ex-Q4 2021 distribution basis;

•	A 22.5% premium to the volume-weighted average price of the Common Units over the last 30 calendar days through January 10, 2022; and

•

A price equal to the $16.50 per common unit price that affiliates of Hartree paid to an affiliate of Axel Johnson Inc. to acquire the 61.2% limited partner interest in Sprague LP in a transaction entered into on April 20, 2021, and a 10.3% premium to that price including the $1.54 in aggregate distributions paid to Sprague LP unitholders with a record date following the closing of the transaction with Axel Johnson.

Structure and Closing Conditions

We expect that the Transaction would be structured as a merger, through which a Hartree-controlled acquisition vehicle would merge into Sprague LP, with Sprague LP surviving the merger.

We expect the Transaction’s definitive agreements would contain terms customary for a transaction of this type, including a customary condition to closing related to obtaining the approval of holders of a majority of the Common Units. Hartree and its affiliates have access to sufficient funds to consummate the Transaction.

Process

We anticipate that the Board of Directors of Sprague GP will form a Conflicts Committee comprised entirely of directors satisfying the independence requirements of Sprague LP’s partnership agreement, and delegate to the Conflicts Committee the authority to evaluate and negotiate the Proposal, including, for the avoidance of doubt, the authority to reject the Proposal. We also anticipate that the Conflicts Committee will engage independent legal and financial advisors selected by the Conflicts Committee to advise it in connection with evaluating this Proposal.

In anticipation of such a delegation, we want to advise you that we are interested only in acquiring Common Units of Sprague LP and are not interested in selling any of our equity interests in Sprague LP or pursuing other strategic alternatives involving Sprague LP.

We would welcome the opportunity to present the Proposal in more detail to the Conflicts Committee and its advisors as soon as possible.

Advisors

We have engaged Evercore Group L.L.C. as our financial advisor and Vinson & Elkins LLP as our legal advisor, and we are prepared to dedicate such resources as may be necessary to complete negotiations, execute definitive agreements and close the Transaction as promptly as practicable.

Internal Approvals

This Proposal has been approved by Hartree’s Management Committee. Notwithstanding this approval, the entry into any definitive agreement is conditioned upon the negotiation of definitive agreements and the approval of those agreements by Hartree’s Management Committee as well as by the Board of Directors of Sprague GP.

Disclosures

We expect to make appropriate amendments to Hartree’s Schedule 13D, as required under applicable securities laws, disclosing this Proposal promptly upon delivery.

Legal Effect

The Proposal is non-binding, and no agreement, arrangement or understanding between the parties with respect to the Proposal or any other transaction (including any agreement to commence or continue negotiations) shall be created until such time as mutually satisfactory definitive agreements have been executed and delivered.

Hartree is well positioned to negotiate and complete the Transaction in an expeditious manner. If this Proposal is acceptable to the Conflicts Committee, Hartree is prepared to immediately negotiate definitive agreements in respect of the Transaction.

We look forward to receiving the Conflicts Committee’s response to this Proposal and working with you to complete a transaction that we believe is attractive to Sprague LP’s public unitholders.

Sincerely,

/s/ Stephen M. Hendel
Stephen M. Hendel
Managing Director
Hartree Partners, LP

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